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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                            HOMESTAKE MINING COMPANY
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                                (Name of Issuer)


                         Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    43761400
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                                 (CUSIP Number)

     William S. Sterns, III, Esq.; WALTER, CONSTON, ALEXANDER & GREEN, P.C.
            90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 27, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 43761400                                            PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    August von Finck
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*  PF


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    German
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           10,510,100
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          - 0 -
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    10,510,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,510,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.16%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 4 Pages

Item 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock"), of Homestake Mining Company (the "Company"), which to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 650 California Street, San Francisco, CA 94108-2788.

Item 2.   IDENTITY AND BACKGROUND.

          (a) The name of the person filing this Schedule 13D is August von Finck (the "Reporting Person").

          (b) The business address of the Reporting Person is Pacellistr. 4, 80333 Munich, Germany.

          (c) The principal occupation or employment of the Reporting Person is a private businessman. The name of the organization in which such employment is conducted is Fink'sche Hauptverwaltung, with its principal address at Pacellistrasse 4, 80333 Munich, Germany.

          (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The citizenship of the Reporting Person is German.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal Funds.

Item 4.   PURPOSE OF TRANSACTION.

          The Reporting Person has acquired the shares of Common Stock owned by him for investment purposes. The Reporting Person has no present plans or proposals which relate to or would result in any of the matters or events referred to in clauses (a)-(i) of Item 4 of Schedule 13D, except that the Reporting Person may dispose of all or some of the shares of Common Stock, or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, the evaluation of alternative investments, and other factors. Currently, the Reporting Person intends to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of March 6, 1998, the Reporting Person had an interest in the shares of Common Stock of the Issuer as follows:

          No. of shares of Common Stock                10,510,100
          Voting Power:                                Sole
          Disposition Power:                           Sole
          Aggregate Percentage Beneficially Owned      7.16%*

          *Based upon 146,735,000 shares of Common Stock outstanding as of October 31, 1997, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1997.

          During the past sixty (60) days, the Reporting Person purchased an aggregate of 10,510,100 shares of Common Stock at an average price of $9.56 per share of Common Stock. All shares of Common Stock were purchased in open market transactions, as more fully set forth in Exhibit A.

          No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Registering Person's shares of Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

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                                                               Page 4 of 4 Pages

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit A-Schedule of Purchases of Common Stock by the Reporting Person within the last 60 days.

        Exhibit B-Power of Attorney, dated December 6, 1995 from August von Finck et alia in favor of Messrs. Hubert Mennacher, Rainer Nocon and Ernst Knut Stahl.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: March 9, 1998                  August von Finck

                                      /s/ Ernst Knut Stahl
                                      --------------------------------------
                                      By: Ernst Knut Stahl, Attorney in fact


                                      /s/ Rainer Nocon
                                      --------------------------------------
                                      By: Rainer Nocon, Attorney in fact